**ENCISION INC.**

**SECURITIES PURCHASE AGREEMENT**

THIS SECURITIES PURCHASE AGREEMENT (the "Agreement") is entered into as of the 19th day of August, 2025 (the "Effective Date") by and among ENCISION INC., a Colorado corporation (the "Company"), and the persons and entities named on the executed counterpart signature pages attached hereto (individually, a "Purchaser" and collectively, the "Purchasers") and who are listed on EXHIBIT A hereto.

RECITALS

WHEREAS, the Company has authorized the sale and issuance of up to an aggregate of 5,000,000 shares of its Common Stock (the "Shares"); and

WHEREAS, the Company desires to issue and sell the Shares to Purchasers on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Company and each Purchaser, intending to be legally bound, hereby agree as follows:

**1.      AGREEMENT TO SELL AND PURCHASE.**

**1.1      <u>Authorization of Shares</u>.** The Company has authorized the sale and issuance to Purchasers of the Shares. The Shares have the rights, preferences, privileges and restrictions set forth in the Company's Articles of Incorporation, as amended to date (the "Charter").

**1.2      <u>Sale and Purchase</u>.** Subject to the terms and conditions hereof, at the Closing (as defined below), the Company hereby agrees to issue and sell to each Purchaser, severally and not jointly, and each Purchaser agrees to purchase from the Company, severally and not jointly, the number of Shares set forth opposite such Purchaser's name on the executed counterpart signature pages attached hereto, at a purchase price of $0.10 per share (the "Purchase Price").

**2.      THE CLOSING**

**2.1      <u>Closing Date</u>.** The closing of the sale and purchase of the Shares (the "Closing") shall be held on the Effective Date (the "Closing Date").

**2.2      <u>Delivery</u>.** At the Closing, subject to the terms and conditions hereof, the Company will deliver to each Purchaser a stock certificate representing the number of Shares to be purchased at such Closing by such Purchaser, against payment of the purchase price therefor by check or wire transfer made in accordance with the Company's instructions.

**3.      REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY**

The Company hereby represents and warrants to, and covenants with, each Purchaser as follows:

**3.1** <u>Organization, Good Standing and Qualification</u>.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado.  The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to issue and sell the Shares, to carry out the provisions of this Agreement, and to carry on its business as presently conducted and as presently proposed to be conducted.  The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

**3.2** <u>Authorization</u>.  All corporate action on the part of the Company, its directors and its stockholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Shares, has been taken or will be taken prior to the issuance of the Shares.  This Agreement, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

**3.3** <u>Capitalization</u>.

**(a)** The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.  As of August 19, 2025:

**(1)** 11,879,645 shares of Common Stock were issued and outstanding, all of which were validly issued, fully paid, nonassessable and free of preemptive rights, and no shares of Common Stock were held in the treasury of the Company;

**(2)** 434,961 shares of  Common Stock were issuable upon exercise of outstanding employee stock options granted pursuant to the Company's 2007 Stock Option Plan and 2014 Equity Incentive Plan, as amended; and

**(3)** no shares of Preferred Stock have been designated and no shares are issued and outstanding.

Except as set forth in this Section 3.3 or the SEC Reports (as defined below), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock or other equity interests of the Company, or securities convertible into or exchangeable for such capital stock or other equity interests, or obligating the Company to issue or sell any shares of its capital stock or other equity interests, or securities convertible into or exchangeable for such capital stock of, or other equity interests in, the Company.

**(b)** The Shares, when issued, paid for and delivered in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

**3.4** <u>Governmental Consents</u>.  Assuming the accuracy of the representations made by the Purchasers in Section 4 of this Agreement, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale or issuance of the Shares or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "Act"), and applicable state securities laws, which have been made or will be made in a timely manner.

**3.5** <u>Compliance with Laws</u>.  To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

**3.6** <u>Compliance with Other Instruments</u>. The Company is not in violation or default of any term of the Charter or its bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a material adverse effect on the Company.  The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

**3.7** <u>Offering</u>.  Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 4 hereof, the offer, issue, and sale of the Shares are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

**3.8** <u>No "Bad Actor" Disqualification</u>.  The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act ("Disqualification Events").  To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event.  The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act.  For purposes of this Agreement, "Company Covered Persons" are those persons specified in Rule 506(d)(1) under the Securities Act; provided, however, that Company Covered Persons do not include (a) any Purchaser, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Purchaser.

**3.9** <u>SEC Filings; Financial Statements</u>.

**(a)** The Company has timely filed all forms, reports and documents (including all exhibits) required to be filed by it with the SEC since January 1, 2024 (the "SEC Reports").  The SEC Reports (i) were prepared in accordance with the requirements of the Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

**(b)** Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and the Company's books and records, and each fairly presented the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments which individually or in the aggregate did not have, and would not reasonably be expected to have, a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of the Company). The books and records of the Company have been, and are being, maintained in accordance with applicable legal and accounting requirements in all material respects.

**(c)** Except as and to the extent set forth on the balance sheet of the Company as of March 31, 2025 included in the Company Form 10-K for the annual period ended March 31, 2025, including the notes thereto, the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations incurred since March 31, 2025 that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of the Company.

**(d)** Except as expressly contemplated by this Agreement or as set forth in the SEC Reports, since March 31, 2025 through the date hereof, the Company has conducted its business in the ordinary course consistent with past practice and, since such date through the date hereof, there has not occurred any event or development that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of the Company.

**4.**      REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows (provided that such representations and warranties do not lessen or obviate the representations and warranties of the Company set forth in this Agreement):

**4.1**      <u>Purchase for Own Account</u>. Purchaser represents that it is acquiring the Shares solely for its own account and beneficial interest for investment and not for sale or with a view to distribution of the Shares or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

**4.2**      <u>Information and Sophistication</u>. Purchaser hereby:  (i) acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Shares, (ii) represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and to obtain any additional information necessary to verify the accuracy of the information given the Purchaser and (iii) further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this investment.

**4.3**      <u>Ability to Bear Economic Risk</u>. Purchaser acknowledges that investment in the Shares involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of its investment.

**4.4**      <u>Rule 144</u>. Purchaser acknowledges and agrees that the Shares are "restricted securities" as defined in Rule 144 promulgated under the Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available. Purchaser has been advised or is aware of the provisions of Rule 144, which permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions.  Purchaser acknowledges that the Company has no obligation to register or qualify the Shares for resale.

**4.5** <u>Legends</u>. Purchaser acknowledges and agrees that the Shares may bear one or all of the following legends:

**(a)** "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933 AS AMENDED."

**(b)** Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

**4.6** <u>Accredited Investor Status</u>. Purchaser is an "accredited investor" as such term is defined in Rule 501 under the Act.

**4.7** <u>Residence</u>. If Purchaser is an individual, then Purchaser resides in the state or province identified in the address of Purchaser set forth on the executed counterpart signature page attached hereto. If Purchaser is a partnership, corporation, limited partnership, limited liability company or other entity, then the office or offices of Purchaser in which its investment decision was made is located at the address or addresses of Purchaser set forth on the executed counterpart signature page attached hereto.

**4.8** <u>No "Bad Actor" Disqualification</u>. Such Purchaser represents and warrants that neither (A) the Purchaser nor (B) any entity that controls the Purchaser or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed in writing in reasonable detail to the Company. The Purchaser represents that the Purchaser has exercised reasonable care to determine the accuracy of the representation made by the Purchaser in this paragraph, and agrees to notify the Company if the Purchaser becomes aware of any fact that makes the representation given by the Purchaser hereunder inaccurate.

**4.9** <u>Further Assurances</u>. Each Purchaser agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

**5.** CONDITIONS TO CLOSING

**5.1** <u>Conditions to Purchasers' Obligations at the Closing</u>. Purchasers' obligations to purchase the Shares at the Closing are subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

**(a)** <u>Representations and Warranties True; Performance of Obligations</u>. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects as of the Closing with the same force and effect as if they had been made as of the Closing, and the Company shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.

**(b)** <u>Consents, Permits, and Waivers</u>. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by the Agreement, except for such as may be properly obtained subsequent to the Closing.

**(c)** <u>Proceedings and Documents</u>. All corporate and other proceedings in connection with the transactions contemplated at the Closing hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to Purchasers, and Purchasers shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

**5.2** <u>Conditions to Obligations of the Company</u>. The Company's obligation to issue and sell the Shares at the Closing is subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

**(a)** <u>Representations and Warranties True</u>. The representations and warranties in Section 4 made by those Purchasers acquiring Shares hereof shall be true and correct in all material respects at the date of the Closing, with the same force and effect as if they had been made on and as of said date.

**(b)** <u>Consents, Permits, and Waivers</u>. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement, except for such as may be properly obtained subsequent to the Closing.

**6.** MISCELLANEOUS

**6.1** <u>Binding Agreement</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

**6.2** <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Colorado as applied to agreements among Colorado residents, made and to be performed entirely within the State of Colorado, without giving effect to conflicts of laws principles.

**6.3** <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

**6.4** <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

**6.5** <u>Notices</u>. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex, electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at 6797 Winchester Circle, Boulder, CO 80301, and to the Purchasers at the address(es) set forth on the executed counterpart signature pages attached hereto or at such other address(es) as the Company or a Purchaser may designate by ten (10) days advance written notice to the other parties hereto.

**6.6** <u>Modification; Waiver</u>. No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and approved by the Company and the holders of at least a majority of the then outstanding Shares issued pursuant to this Agreement. Any such amendment or modification shall be binding on all parties hereto.

**6.7** <u>Expenses</u>.  The Company and each Purchaser shall each bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated herein.

**6.8** <u>Delays or Omissions</u>.  It is agreed that no delay or omission to exercise any right, power or remedy accruing to each Purchaser, upon any breach or default of the Company under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by Purchaser of any breach or default under this Agreement, or any waiver by any Purchaser of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to the Purchaser, shall be cumulative and not alternative.

**6.9** <u>Entire Agreement</u>.  This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

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IN WITNESS WHEREOF, the parties have executed this SECURITIES PURCHASE AGREEMENT as of the date first written above.


**ENCISION INC.**


By:/s/ Gregory J. Trudel
Gregory J. Trudel
President and CEO


| **[Investor]** | **[Investor]** |
|---|---|
| By:_____ <br> Name: <br> Title: | By:_____ <br> Name: <br> Title: |
| **[Investor]** | **[Investor]** |
| By:_____ <br> Name: <br> Title: | By:_____ <br> Name: <br> Title: |
| **[Investor]** | **[Investor]** |
| By:_____ <br> Name: <br> Title: | By:_____ <br> Name: <br> Title: |
| | |

EXHIBIT A

SCHEDULE OF PURCHASERS

| Purchaser | Shares | Purchase Price |
|---|---:|---:|
|  |  |  |
|  | 2,000,000 | $200,000 |
|  | 1,000,000 | $100,000 |
|  | 750,000 | $75,000 |
|  | 1,000,000 | $100,000 |
|  | 200,000 | $20,000 |
|  | 50,000 | $5,000 |
| Total | 5,000,000 | $500,000 |